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August 22, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	Plastec Technologies, Ltd.
Post-Effective Amendment No. 11 to Registration Statement on Form F-1
Filed July 15, 2022
File No. 333-185212

Ladies and Gentlemen:

On behalf of Plastec Technologies, Ltd. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 2, 2022, relating to the above-captioned Registration Statement on Form F-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Post-effective Amendment No. 11 to Registration Statement on Form F-1 filed July 15, 2022 Cover Page

1.	We note your response to prior comment 2. Please revise the cover page to include prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China and/or Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Securities and Exchange Commission

August 22, 2022

Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

We have revised the disclosure on the cover page of the prospectus of the Registration Statement as requested.

2.	If the reference on page 1 to "explore other investment opportunities," the reference on page 8 to your "ability to consummate any investment opportunity" and similar references throughout your document include the possibility of investing in companies that are based in or have the majority of their operations in Hong Kong, Macau and the People's Republic of China and companies that utilize a VIE structure, please revise to address this possibility and the related risks as well as the applicable comments in the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021. If not, revise to state so directly.

The Company wishes to advise the Staff that it has not historically utilized, and does not currently intend to enter into any transaction in the future utilizing, a variable interest entity (“VIE”). Notwithstanding the foregoing, the Company is not prohibited from doing so if it determines that such a transaction would be beneficial to the Company and its shareholders. If it entered into a transaction in the future utilizing a VIE, it would be subject to the related risks applicable to companies that utilize such entities. We have revised the disclosure on pages 15 and 27 of the Registration Statement to reflect the foregoing and added a bullet on page 7 summarizing these risks.

We further wish to advise the Staff that should the Company enter into a transaction utilizing a VIE structure, the disclosure in the Registration Statement would no longer be current. As a result, all sales under the Registration Statement would need to be immediately stopped and would not be able to resume until the disclosure was updated. At that time, the actual facts surrounding any transaction, including whether the transaction utilized a VIE structure and the full risks attendant to such structure and transaction, would be disclosed and subject to review by the Staff.

3.	We note that you revised the disclosure on page 5 in response to prior comment 4. As previously requested, revise the cover page to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.

The Company wishes to advise the Staff that it had historically transferred funds between the Company and its subsidiaries and to investors. However, with the disposal of its operating business as described in the Registration Statement, the Company no longer has any operations generating cash and as a result has no current intention to make transfers among the Company and its subsidiaries. Further, the existing bank balances of the company and at each of its subsidiaries is sufficient to meet its respective payment requirements and as a result, there is no need to transfer any funds between entities. We have revised the disclosure on the cover page of the prospectus to reflect the foregoing.

Securities and Exchange Commission

August 22, 2022

The Company further wishes to advise the Staff that it would be unduly burdensome to attempt to quantify the amount of funds that had historically been transferred among entities. Furthermore, since such transfers are no longer taking place, the amount of prior transfers is not material to an investor. As a result, we have not revised the disclosure in the Registration Statement to quantify such amounts.

We direct the Staff to page 5 of the Registration Statement where we previously disclosed the aggregate amount of dividends paid to shareholders.

4.	We note your response to prior comment 5. Please tell us with specificity where you have disclosed on your cover page, prospectus summary, and applicable risk factors that you have been identified by the Commission under the HFCAA and whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.

We have revised the disclosure in the seventh paragraph on the prospectus cover page and on pages 6 and 10 of the Registration Statement to indicate that the Company has been conclusively identified by the Commission under the HFCAA.

Current Organizational Structure and Business, page 5

5.	We note your response to prior comment 8. Regarding your disclosure on page 5 and elsewhere in your document about permissions and approvals to conduct your offering and to conduct your business, identify counsel and file the consent of counsel if you relied on the advice of counsel. If you did not consult counsel, please explain why you did not do so.

We have revised the disclosure on pages 5 and 12 to identify the Company’s counsel and filed the consent of such counsel (as Exhibit 23.4) as requested.

6.	We note your response to prior comment 9. Please expand the disclosure on page 5 to disclose whether cash generated from one subsidiary is used to fund another subsidiary's operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred.

As indicated above in response to Comment 3, the Company historically transferred funds among entities as was necessary at the time for its operations. The Company wishes to advise the Staff that it did not face any material difficulties or limitations on the ability to transfer funds between entities at such time. Since no operations are currently being conducted by the Company and its subsidiaries, any cash is currently expected to remain with the Company and/or its subsidiaries. Further, the existing bank balances of the Company and at each of its subsidiaries is sufficient to meet its respective payment requirements and as a result, there is no need to transfer any funds between entities. Because the Company has no current intention to transfer funds among entities, it does not have any cash management policies or procedures in place that dictate the permissible amount of, or process for, fund transfers among entities. We have revised the disclosure on page 5 of the Registration Statement to reflect the foregoing as requested.

Securities and Exchange Commission

August 22, 2022

Risk Factors, page 10

7.	We note your response to prior comment 8. Please include a risk factor to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that a potential business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to explore investment opportunities.

We have revised the disclosure on pages 13 and 14 of the Registration Statement to include the requested risk factor.

The Chinese government may intervene in or influence a PRC company's business operations at any time or exert more oversight, page 12

8.	We note your response to prior comment 14. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, please revise your disclosure to explain in greater detail how this oversight impacts your investment opportunities.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Enforceability of Civil Liabilities, page 53

9.	Please disclose, if applicable, that you have directors, officers or senior management located in China or Hong Kong. If so, state that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Add appropriate risk factor disclosure. Also, if you have at least one director or officer located in China or Hong Kong, please discuss the limitations and difficulties of bringing an action against that one director or officer. Also, please expand the disclosure in the Risks Affecting our Company section beginning on page 6 to include a bullet point to highlight such risk and expand the disclosure in the Risk Factors section beginning on page 10 to include a separate risk factor to highlight such risk.

We have revised the disclosure on pages 7, 17 and 55 of the Registration Statement as requested.

Securities and Exchange Commission

August 22, 2022

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Kin Sun Sze-To